UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Fluent, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

34380C 201

(CUSIP Number)

Daniel J. Barsky, Esq.

General Counsel and Corporate Secretary

Fluent, Inc.

300 Vesey Street, 9th Floor

New York, NY 10282

Telephone: (646) 669-7272

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34380C 201

1	NAME OF REPORTING PERSONS Ryan Schulke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER
SHARES		3,684,090(1)(2)(3)(4)
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		3,350,756(1)(2)(3)
PERSON WITH	10	SHARED DISPOSITIVE POWER
333,334(3)(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,684,090 (1)(2)(3)(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.52% based on 16,871,826 shares of the Issuer’s common stock outstanding as of August 19, 2024(3)
14	TYPE OF REPORTING PERSON IN

(1)

The Reporting Person’s shares include (i) 2,830,831 shares held directly, (ii) 100,027 shares held by The Schulke Inn Family Foundation Trust, in which the Reporting Person serves as Co-Trustee, (iii) 20,208 shares held by The Ryan Schulke 2020 GRAT, in which the Reporting Person serves as Trustee, (iv) 149,690 shares held by The Ryan Schulke 2022 GRAT, in which the Reporting Person serves as Trustee and (v) 250,000 shares of common stock (the “Conversion Shares”) issuable upon conversion of a convertible subordinated promissory note (the “Note”) issued on August 19, 2024. The number of Conversion Shares issuable upon conversion of the Note is based upon the consolidated closing price of the Issuer’s common stock as of August 19, 2024 and is subject to change as set forth herein. Specifically, the Note is convertible into shares of the Issuer’s common stock at the Conversion Price. “Conversion Price” means an amount equal to the lesser of (i) $3.01, subject to adjustment pursuant to the terms of the Note and (ii) the greater of (A) the consolidated closing bid price of the Issuer’s common stock as reported on The Nasdaq Capital Market or such other principal market or exchange on which the common stock is then traded (the “Principal Market”) on the applicable conversion date or, if such date is not a Trading Day, then on the Trading Date that is immediately prior to the applicable conversion date and (B) $1.00, subject to adjustment pursuant to the terms of the Note; provided, however, that the applicable Conversion Price shall in no event be lower than the price established by clause (ii) above unless and until the Issuer obtains stockholder approval of the transactions contemplated by the Note, including the conversion features and pricing thereof, in accordance with the applicable rules of the Principal Market (or any other applicable national securities exchange) (the “Stockholder Approval”). Notwithstanding the foregoing, the Note is subject to additional limits on conversion until the Stockholder Approval is obtained, including an aggregate limit on the number of shares that may be issued upon conversion of all notes issued to investors on August 19, 2024, including the Note (collectively, the “August Notes”), to 19.99% of the Issuer’s outstanding shares of common stock and provisions to prevent a change of control as defined in the rules of the Nasdaq Stock Market. The Issuer has agreed to use its reasonable efforts to secure the Stockholder Approval, including providing a recommendation FOR approval by the Issuer’s board of directors. Holders of the August Notes will be permitted to vote on the Stockholder Approval, but may not vote any shares obtained from conversion of the August Notes prior to such vote. “Trading Day” means any day during which the Principal Market is open for trading.

(2)

Does not include (a) 91,667 restricted stock units (“RSUs”) that were fully vested as of January 1, 2019 but are subject to deferred delivery, (b) 8,333 RSUs that were fully vested as of February 1, 2020 but are subject to deferred delivery, and (c) 13,333 RSUs that were fully vested as of March 1, 2021 but are subject to deferred delivery.

(3)

The Reporting Person may be deemed to have shared voting control over the shares owned by Dr. Phillip Frost and Frost Gamma Investments Trust (“Frost Gamma”) by virtue of a Stockholders’ Agreement pursuant to which Dr. Frost and Frost Gamma agreed to vote in favor of the Reporting Person’s nominees for the Issuer’s board of directors. This foregoing does not reflect the Reporting Person’s ownership interest in these shares. If the Reporting Person were deemed to have a beneficial ownership interest in these shares, the Reporting Person would own 7,489,255 shares, or 43.57% of the Issuer’s outstanding common shares. The foregoing includes 66,667 shares of common stock issuable upon conversion of a convertible subordinated promissory note issued to Frost Gamma Investments Trust on August 19, 2024. The number of shares of common stock issuable upon conversion of the convertible subordinated promissory note issued to Frost Gamma Investments Trust is based upon the consolidated closing price of the Issuer’s common stock as of August 19, 2024 and is subject to change and a beneficial ownership limitation as set forth in footnote 1 above.

(4)	Represents 333,334 shares held by RSMC Partners, LLC, of which the Reporting Person is a member.

This Amendment No. 6 further amends the Schedule 13D first filed with the Securities and Exchange Commission on March 1, 2016, as amended (as so amended, the “Schedule 13D”), and is filed by Ryan Schulke with respect to the common stock, par value $0.0005 per share, of Fluent, Inc., a Delaware corporation.

Except as amended herein, the Schedule 13D (as amended to date) is unchanged and remains in effect.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended by adding the following paragraphs to the end of such item:

The Note (as defined herein) was purchased with the Reporting Person’s personal funds.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding the following paragraphs to the end of such item:

On August 19, 2024, the Issuer entered into Securities Purchase Agreements (the "Securities Purchase Agreements") with certain accredited and/or sophisticated investors (the "Purchasers") to sell convertible subordinated promissory notes (the "Notes") of which the Reporting Person purchased $750,000 of Notes. The Note matures on April 2, 2029, bears interest at 13% per annum payable quarterly in cash (subject to payment conditions in the Subordination Agreement described below) or in kind. Subject to the payment conditions in the Subordination Agreement described below, the Issuer may prepay the Note in whole or in part at any time upon ten days’ written notice; provided that, no prepayment will be permitted prior to the stockholder approval described below without the consent of the applicable holder.

The Reporting Person is entitled to convert the Conversion Amount (as defined below) of the Note into shares of the Issuer’s common stock at a conversion price equal to the lesser of (i) $3.01, and (ii) the greater of (A) the consolidated closing bid price of the Issuer’s common stock as reported on Nasdaq on the applicable conversion date and (B) $1.00, in each case subject to adjustments for stock splits, recapitalizations and the like. However, the applicable conversion price will in no event be lower than the price established by clause (ii) above unless and until the Issuer’s stockholders have approved matters related to the issuance of common stock upon conversion of the Notes, which vote is expected to take place at the Issuer’s 2025 annual meeting of stockholders. The Note is subject to additional limits on conversion until stockholder approval is obtained, including an aggregate limit on the number of shares that may be issued upon conversion to 19.99% of the Issuer’s outstanding shares of common stock and provisions to prevent a change of control as defined in the rules of the Nasdaq Stock Market. The Issuer has agreed to use its reasonable efforts to secure stockholder approval at such meeting, including providing a recommendation FOR approval by the Issuer’s board of directors. Holders of the Notes will be permitted to vote on such stockholder approval, but may not vote any shares obtained from conversion of the Notes prior to such vote.

In connection with the second amendment dated August 19, 2024 (the “Second Amendment”) to the credit agreement dated April 2, 2024 by and among  Fluent, LLC, a wholly-owned subsidiary of the Issuer, as Borrower, the Issuer and certain subsidiaries of the Borrower as guarantors, Crystal Financial LLC D/B/A SLR Credit Solutions, as administrative agent, lead arranger and bookrunner ("SLR") and each other lender from time to time party thereto (the “SLR Credit Agreement”) and the Securities Purchase Agreements, the Issuer, SLR and the purchasers of the Notes entered into a Second Amendment Subordination Agreement dated August 19, 2024 (the "Subordination Agreement"). The Subordination Agreement confirms the subordinated nature of the Notes and restricts payments to and remedies of the holders of the Notes for so long as the SLR Credit Agreement has indebtedness outstanding. The Subordination Agreement provides that the Issuer may not make any payment of principal or interest on the Notes unless the conditions set forth in either in clause (i) or clause (ii) below are satisfied:

(i) (a) no event of default under the SLR Credit Agreement exists before or immediately after giving effect to such payment, (b) the Borrower has demonstrated to the satisfaction of SLR compliance with certain financial covenants on a pro forma basis after giving effect to the payment, and (c) SLR’s receipt of the Issuer’s audited financial statements for the fiscal year ending December 31, 2024.

(ii) (a) no event of default under the SLR Credit Agreement exists before or immediately after giving effect to such payment, (b) the Issuer has raised equity capital excluding the proceeds from the sale of the Notes prior to June 30, 2025 and the payments made in respect of the Notes do not exceed an amount that equals the positive difference of the amount of such equity raise and $7,000,000, and (c) the Borrower has demonstrated to the satisfaction of SLR compliance with certain financial covenants on a pro forma basis after giving effect to the payment.

Other than as described above, the Reporting Person does not have any present plan or proposal which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a) The Reporting Person is the beneficial owner of 3,684,090 shares of common stock of the Issuer, representing 21.52% of the Issuer’s common stock based on 16,871,826 shares of the Issuer’s common stock outstanding as of August 19, 2024. The foregoing includes 250,000 Conversion Shares issuable upon conversion of the Note. The number of Conversion Shares is based upon the consolidated closing price of the Issuer’s common stock as of August 19, 2024 and is subject to change as described on page [ ]. The foregoing excludes (a) 91,667 RSUs that were fully vested as of January 1, 2019 but are subject to deferred delivery, (b) 8,333 RSUs that were fully vested as of February 1, 2020 but are subject to deferred delivery, and (c) 13,333 RSUs that were fully vested as of March 1, 2021 but are subject to deferred delivery. The Reporting Person may be deemed to have shared voting control over the shares owned by Dr. Phillip Frost and Frost Gamma by virtue of a Stockholders’ Agreement pursuant to which Dr. Frost and Frost Gamma agreed to vote in favor of the Reporting Person’s nominees for the Issuer’s board of directors. This foregoing does not reflect the Reporting Person’s ownership interest in these shares. If the Reporting Person were deemed to have a beneficial ownership interest in these shares, the Reporting Person would own 7,489,255 shares, or 43.57% of the Issuer’s outstanding common shares. The foregoing includes 66,667 shares (“Frost Conversion Shares”) of common stock issuable upon conversion of a convertible subordinated promissory note issued to Frost Gamma Investments Trust on August 19, 2024. The number of Frost Conversion Shares is based upon the consolidated closing price of the Issuer’s common stock as of August 19, 2024 and is subject to change and a beneficial ownership limitation as described on page 2.

(b) The Reporting Person is deemed to have sole power to vote or direct the vote of 3,684,090 shares of the Issuer’s common stock, sole power to dispose or to direct the disposition of 3,350,756 shares of the Issuer’s common stock, shared power vote or direct the vote of 0 shares of the Issuer’s common stock and shared power to dispose or to direct the disposition of 333,334 shares of the Issuer’s common stock. The foregoing includes 333,334 Conversion Shares issuable upon conversion of the Note. The number of Conversion Shares is based upon the consolidated closing price of the Issuer’s common stock as of August 19, 2024 and is subject to change as described on page 2.

(c) Other than the acquisition by the Reporting Person of 1,743,499 shares of common stock upon exercise of certain pre-funded warrants issued on May 13, 2024 and (ii) the Note, the Reporting Person did not effect any transactions in the common stock of the Issuer in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2024	By:	/s/ Ryan Schulke
Ryan Schulke